UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                -----------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               ANTS SOFTWARE INC.
                           --------------------------
                                (Name of Issuer)


                    Common Stock, par value $.0001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    037271103
                                   -----------
                                 (CUSIP Number)


                                November 15, 2005
                                  -------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]  Rule 13d-1(b)

                  [x]  Rule 13d-1(c)

                  [ ]  Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 037271103                   SCHEDULE 13G


- -----------------------------------------------------------------------------
1.       NAME OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS  (ENTITIES ONLY)
            Constantin Zdarsky
- -----------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                            (a) [ ]
                                                            (b) [ ]
- -----------------------------------------------------------------------------
3.       SEC USE ONLY
- -----------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

        Germany
- -----------------------------------------------------------------------------
NUMBER OF         5.       SOLE VOTING POWER         5,000,000*
SHARES
BENEFICIALLY      6.       SHARED VOTING POWER       N/A
OWNED BY
EACH              7.       SOLE DISPOSITIVE POWER    5,000,000*
REPORTING
PERSON WITH       8.       SHARED DISPOSITIVE POWER  N/A
- -----------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

        5,000,000*
- -----------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)[ ]
- -----------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         11.6%
- -----------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
- -----------------------------------------------------------------------------

*On April 30, 2005 Mr. Zdarsky purchased 850,000 units with each unit consisting of one share of common stock of ANTs software inc.
(the "Company") and a warrant to purchase one share of common stock of the Company. Mr. Zdarksy's beneficial ownership on April 30, 2005 was 3,000,000 or 7.9% of class.

On November 15, 2005 Mr. Zdarsky purchased 1,000,000 units with each unit consisting of one share of common stock of the Company and a warrant to purchase one share of comon stock of the Company.
Mr. Zdarsky's beneficial ownership on November 15, 2005 was
5,000,000 shares or 11.6% of class.

Item 1(a).  Name of Issuer:

            ANTs software inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            700 Airport Blvd., Suite 300
            Burlingame, CA  94010

CUSIP No. 037271103                   SCHEDULE 13G


Item 2(a).  Name of Person Filing:

            Constantin Zdarsky

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            c/o Tim Hanlon,
	    Alley, Maass Rogers & Lindsay, P.A.
            P. O. Box 431
            Palm Beach, FL  33480-0431

Item 2(c).  Citizenship:

            Germany

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $.0001 per share

Item 2(e).  CUSIP Number:

            037271103

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

      (a)   [ ]  Broker or dealer registered under Section 15 of the Exchange
                 Act.
      (b)   [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act.
      (c)   [ ]  Insurance company as defined in Section 3(a)(19) of the
                 Exchange Act.
      (d)   [ ]  Investment company as defined in Section 8 of the Investment
                 Company Act.
      (e)   [ ]  An investment adviser in accordance with Rule 13d-1(b)(1)
                 (ii)(E).
      (f)   [ ]  An employee benefit plan or endowment fund in accordance with
                 Rule 13d-1(b)(1)(ii)(F).
      (g)   [ ]  A parent holding company or control person in accordance with
                 Rule 13d-1(b)(1)(ii)(G).
      (h)   [ ]  A savings association as defined in Section 3(b) of the
                 Federal Deposit Insurance Act.
      (i)   [ ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
      (j)   [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

            N/A

CUSIP No. 037271103                   SCHEDULE 13G


Item 4.     Ownership:

      (a)   Amount beneficially owned:     5,000,000* (the "Shares")

      (b)   Percent of class:     11.6%

      (c)   Number of shares as to which such person has:

            (i)  Sole power to vote or to direct the vote:     5,000,000*

            (ii)  Shared power to vote or to direct the vote:  0

            (iii)  Sole power to dispose or to direct the disposition of:
                   5,000,000*

            (iv)  Shared power to dispose or to direct the disposition of:  0

Item 5.     Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of a class of securities, check the following [ ].

            N/A

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

            N/A

*On April 30, 2005 Mr. Zdarsky purchased 850,000 units with each unit consisting of one share of common stock of ANTs software inc.
(the "Company") and a warrant to purchase one share of common stock of the Company. Mr. Zdarksy's beneficial ownership on April 30, 2005 was 3,000,000 shares or 7.9% of class.

On November 15, 2005 Mr. Zdarsky purchased 1,000,000 units with each unit consisting of one share of common stock of the Company and a warrant to purchase one share of common stock of the Company.
Mr. Zdarsky's beneficial ownership on November 15, 2005 was
5,000,000 shares or 11.6% of class.

Item 8.     Identification and Classification of Members of the Group:

            N/A

Item 9.     Notice of Dissolution of Group:

            N/A

Item 10.    Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 037271103                   SCHEDULE 13G

Dated: November 22, 2005


                                      By:  /s/  Constantin Zdarsky
                                         ------------------------------------
                                         CONSTANTIN ZDARSKY

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: November 22, 2005

                                      By:  /s/  Constantin Zdarsky
                                         ------------------------------------
                                         CONSTANTIN ZDARSKY